

October 19, 2010

Mr. Brett Farmer
Chief Financial Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

   Re: **Metal Storm Limited**
      Form 20-F for the Year Ended December 31, 2009
      Filed July 15, 2010
      File No. 000-31212

Dear Mr. Farmer:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant